SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          ELITE COMPUTER SERVICES, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its Charter)

       GEORGIA                                         58-1704846
----------------------------                         ----------------------
(State or other jurisdiction                          (IRS Employer
    of incorporation)                                 Identification No.)


               3545 CRUSE ROAD, SUITE 301, LAWRENCEVILLE, GA 30244
               ---------------------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number: (770) 923-9291.

Securities to be registered under Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        to be so registered                  each class is to be registered

        NONE                                        NONE
        ----                                        ----


Securities to be registered under Section 12(g) of the Act:

                                     COMMON
                                (Title of Class)

ITEM 1.        DESCRIPTION OF BUSINESS

THE COMPANY:

        The principal business address of the Company is 3545 Cruse Road, Suite 301, Lawrenceville, Georgia 30244. The Company's telephone number is (770) 923-9291.

        The predecessor of the Company (called "Elite Computer Services, Inc.") was formed as a Georgia corporation in 1986. The Company was incorporated in Georgia in January 1996. In April 1996 the Company (then called "Abcor Computer Services, Inc.") was merged with its predecessor corporation. Following the Merger, the Company changed its name to "Elite Computer Services, Inc." and continued unchanged the business operations and management of the predecessor corporation.

GENERAL BUSINESS DESCRIPTION:

        The Company is a diversified computer products and services company that proposes to combine five key segments of computer sales and services to create what Management believes to be a total business automation solution for its customers. These five segments are: (i) computer hardware, software and accessory sales; (ii) computer, monitor and printer repair and upgrade services;
(iii) networking sales, installation and support services; (iv) vertical market sales and support services; and (v) Internet services. The Company offers products and services ranging from off-the-shelf hardware and software to advanced networking and vertical market solutions, including point-of-sale and back-office accounting systems.

        Of the above categories, the first three are fully operational, while the fourth, vertical market sales and support, has partial operations, but no personnel committed to that area. The Internet segment has not yet begun operations as such and will require capital funding. No assurance can be given, however, that sufficient capital will be raised for this purpose.

        If the Internet segment is funded, the Company expects to provide to its business customers full access to the Internet, including e-mail, facsimile, on-line order entry systems, voice transmission and televideo conferencing services from any workstation on the customer's network. Over the same Internet connections, the Company plans to offer Systems Management Services (SMS), a service that Management anticipates will separate the Company from its competitors. Through SMS, the Company will be able to offer its customers complete systems administration services such as software installation and upgrades, end-user configurations, shared printer configurations, preventive maintenance, system diagnostics and other services - all from the Company's office.


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PRODUCTS AND SERVICES:

        The Company offers a wide variety of computer products and services. Products range from miscellaneous accessories and supplies to high-end computer network solutions. To enhance the sale of these products, the Company provides a fully staffed service department which handles on-site installations, depot and on-site computer repair services, printer and monitor repair services, extended warranty contract services and network support contracts. A toll-free technical support number is provided for the Company's out of state customers.

        The Company is an authorized reseller for, among others, Compaq, IBM, Hewlett-Packard, Epson, Okidata, AST, DTK Computer, Packard Bell, Panasonic, Armor Systems, Microsoft, Novell, Lotus, and WordPerfect. The Company has access to many large distributors and over fifty thousand products through its network. With increased capital to sustain larger open accounts, the Company expects to be in a position to deliver most computer products to customers in the United States within two days of receipt of order. Most of the Company's products are resold by extending short-term credit to customers, which necessitates access to capital and credit when purchasing products for resale. Historically, a shortage of cash and substantial trade debt have hampered the Company's ability to purchase products on credit. Following the Company's initial private placement, these conditions have improved, but there remains no assurance there will be funds sufficient to fully correct this problem.

        The Company offers a broad selection of network solutions. The installation and maintenance of these networks, which range from simple five-user networks to large multi-server networks, are performed by Company personnel. The networks may include communication servers, facsimile servers, CD-ROM servers and print servers, along with commercial and vertical market software that is capable of satisfying a broad range of customer networking requirements.

        The Company proposes to offer a line of Internet products and services, including web-server hardware and software, T1 and ISDN phone line connections to the Internet and SMS. The web-server will provide the Company's existing and future customers access to the Internet through new and existing computer networks. Internet access will provide the Company's customers with enhanced services ranging from national and international e-mail and facsimile transmission to advertising and order processing over the Internet. By providing the hardware, T1 and ISDN connections and services, the Company will supply all of the components necessary for a total Internet connectivity solution.

        The Company also proposes to offer a service which Management believes competitors are not currently offering over the Internet connection - Systems Management Services, or SMS. SMS, which can be administered through remote access as well as through the Internet, will allow the Company to offer its network and Internet customers complete remote support ranging from preventive maintenance and troubleshooting to software installations and upgrades. The Company would be able to fully administer all network servers and workstations from its main office. Management believes this function has the potential for saving customers thousands of dollars


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



annually in salaries for network administrators, support contracts and on-site service calls.

MARKET INFORMATION:

        The Company serves all customer markets ranging from Fortune 500 companies and governmental agencies to small businesses and individuals by matching target markets with the appropriate products and services. The Company serves the larger corporate market by providing high end computer systems and computer product solutions such as multi-processor based Pentium Systems, high capacity data storage and high capacity data backup systems. Medium-sized businesses (approximately 100 to 1000 employees), which are expected to provide the Company with its largest base of Internet customers, are provided with mid-range highly reliable solutions such as networks, point of sale systems, network based accounting systems, inexpensive image storage and retrieval database systems, desktop publishing systems and stand alone systems. Medium-sized businesses tend to be more attracted to the Company than larger firms would be because they often need knowledgeable assistance in the decision making process, assistance that typically is not available at larger computer and mass merchant superstores. The Company caters to the individual market by offering multi-media education systems and accessories.

COMPETITION:

        The computer industry in the Atlanta area has recently attracted numerous corporate retail "superstores" such as CompUSA, MicroCenter and Computerland Express. As a result, an advertising war has developed to see who can acquire the largest market share of retail and business shoppers. It is Management's belief that the Company does not directly compete to a great extent with these superstores because the superstores tend to emphasize price and volume, rather than overall customer satisfaction, whereas the Company emphasizes customer service and value-added solutions. To maximize customer satisfaction, the Company must understand the customers' needs, provide both pre-sale and post-sale support, and have expert personnel who can effectively service sophisticated products. Unlike the superstores, the Company is able to emphasize customer satisfaction because of its relatively small size and because of its emphasis on maintaining a knowledgeable and well trained staff.

        To combat low profit margins on computer product sales, the Company places more emphasis on vertical market applications, value-added solutions and service, and support. An effort is being made to expand the Company's service related revenues to more than fifty percent of its total gross profits by the end of 1997. These services include the installation of low and high-end networks, installation of vertical market solutions, upgrade and repair of computer systems and peripherals, custom software development and Internet-related services. The Company's success in achieving higher gross profit margins is evidenced by an increase in gross profit margins from 11.2% in 1994, to 14.1% in 1995 and to 28% for the first seven months of 1996.

        In addition to retail outlets, numerous other companies and individuals compete with the


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Company in one or more of its strategic segments. Management is not aware of any competitor, however, that offers the broad range of services offered by the Company with comparable emphasis on customer service and satisfaction.

CUSTOMERS:

        The Company's customer base ranges from Fortune 500 companies and government agencies to small businesses and individuals. A few of the Company's significant customers include Lucent Technologies (a former AT&T company), Bell Laboratories, Gwinnett County Government, Gwinnett Hospital Systems, The William Carter Company, H.C. Brill Corporation, Alabama Electric Cooperative, The Greater Atlanta Christian School, CBI, Inc. and Yamaha Motor Company.

        The Greater Atlanta Christian School is the only customer that has accounted for over 5% of the Company's gross revenues during 1995 and 1996 year to date, primarily due to several large projects. It is not anticipated that this customer necessarily will remain at the 5% level in future years as these projects are completed. Businesses which employ 10 to 500 individuals are the largest revenue generators for the Company, accounting for approximately 50% of the Company's total revenues during this period. Approximately 45% of the revenue during this period was derived from large corporate customers, while individuals accounted for approximately 5% of the gross revenues of the Company.

SUPPLIERS:

        The Company currently has approximately 40 large suppliers and relies on 8 to 9 of these to supply most of the products it offers. Management does not envision needing additional suppliers in the future, as Management expects that the current suppliers will adapt to market trends and provide the Company with all the products it now needs and will need in the future. The Company has entered into written non-exclusive agreements with most of its suppliers with typical payment terms of net 30 or 30/60 days.

ITEM 2.        MANAGEMENT'S DISCUSSION OF AND ANALYSIS OR PLAN OF OPERATION

HISTORICAL OPERATING SUMMARY:

        The predecessor of the Company ("Old Elite") was formed in 1986, primarily as a computer services organization. Old Elite operated profitably in the Atlanta Metropolitan area for approximately its first six years. It provided computer hardware, software, related equipment and services to end-user customers, with slightly higher-than-market prices being offset by superior service and expertise. In the early 1990's, as more high volume computer super-stores and mass merchandisers crowded the Atlanta market, Old Elite focused its efforts increasingly on value-added sales and services. This transition led to changes in cost structure and cash flow, resulting in losses and reduced-liquidity position in recent years.


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



RESULTS OF OPERATIONS

REVENUES:

        In analyzing the revenue of the Company (including Old Elite), Management has divided revenues between (a) hardware and software sales and (b) services. Services includes network and vertical market services, as well as repairs, upgrades and configurations.

        Hardware and software revenues declined from $3,373,863 in fiscal 1994 to $2,888,919 in fiscal 1995, a reduction of 14.4%. This decline was due primarily to the change in focus from retail-oriented sales to sales of larger and higher priced computer equipment to business customers. A decision was made in 1994 that refocusing sales efforts in this direction would result in lower volume, at least initially, but would result in sales of higher margin products. An additional cause of this reduction in volume was the re-education of the sales force in this direction. Further, authorization for certain high-end products was not obtained until the latter part of 1995. Comparing 1995 to the seven-month period in 1996 on an annualized basis, hardware and software sales will decline to $2,276,179 in 1996, a 21.2% reduction from 1995. This is a further indication of the changing focus of the Company, with fewer sales, but a focus on higher priced, higher margin equipment, and with greater emphasis on services as opposed to hardware and software sales.

        Services revenues increased from $109,084 in fiscal 1994 to $164,660 in fiscal 1995, a 50.9% increase. This increase resulted from the decision to place greater emphasis on services rather than hardware and software sales. Services revenues in fiscal 1996 will be $425,000, based upon annualized figures for the first seven months. This would represent a 158.1% increase from fiscal 1995 and reflects the increased emphasis on services and the addition of new services categories offered.

OPERATING EXPENSES:

        Operating Expenses related to sale of hardware and software are divided between cost of goods sold and cost of sales. In 1994, cost of revenue was $3,094,333, yielding a 9.17% gross margin on sales of hardware and software. Cost of revenue for fiscal 1995 was $2,624,309, resulting in a 9.2% gross profit margin. The stable gross profit margins reflect the fact that in 1995, sales of higher-end computer equipment and software increased, but the Company was not able to increase its prices to reflect that product change until it completed its shift away from the retail marketplace, which did not occur until the latter half of fiscal 1995. Cost of goods sold in 1996, on an annualized basis, is expected to be $1,484,878, with a 14.5% gross margin on hardware and software sales. This substantially increased margin reflects the change in strategy toward the more expensive, higher margin hardware and software products marketed to businesses rather than retail purchasers.

        Selling expenses related to hardware and software sales were $82,445 in fiscal 1994,


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declining to $72,836 in fiscal 1995, an 11.7% reduction, which substantially corresponds to the 14.4% decline in hardware and software sales from 1994 to 1995. In 1996, selling expenses related to hardware and software sales declined to $27,581, on an annualized basis, a 62.1% reduction from fiscal 1995, which is far greater than the reduction in sales volume. Thus, selling expenses related to hardware and software sales, as a percentage of hardware and software sales, were 2.4% in 1994, 2.5% in 1995 and 1.2% in 1996. The substantial reduction in 1996 year to date has resulted primarily from the Company's ability to concentrate its sales efforts on fewer, higher margin transactions, so that the time spent by Company salespersons is being used more efficiently.

        Selling expenses relating to services totaled $11,717 in fiscal 1994, increasing 73.5% to $20,331 in fiscal 1995, reflecting primarily the increase in services revenue. Additional reasons for increased services-related selling expenses in fiscal 1995 were the additional training needed to educate the sales force in the different services - primarily network services, being offered at that time, with selling expenses representing 10.7% of services revenue in fiscal 1994 and 12.3% in fiscal 1995. Annualized selling expenses increased 280.8% to $77,421 in fiscal 1996, representing 18.2% of services revenues. This percentage increase was a result of pay increases, additional personnel and further re-training of existing services personnel.

        General and administrative expenses were $268,062 in fiscal 1994, increasing by 18% to $316,948 in fiscal 1995. This increase primarily resulted from pay raises and the cost of moving the Company's offices, which more than offset a slightly reduced number of general and administrative personnel. General and administrative expenses remained substantially unchanged in the annualized fiscal 1996 numbers, with $314,429 projected for fiscal 1996, a slight decrease from fiscal 1995. This reflects the reduction in rent from fiscal 1995, substantially offset by increased pay rates and one additional general and administrative employee.

LIQUIDITY AND CAPITAL RESOURCES:

        As of July 31, 1996, the Company's capital resources were extremely limited, with current liabilities exceeding current assets by approximately $220,000.

ITEM 3.        DESCRIPTION OF PROPERTIES

        The Company leases its office/warehouse facility, which includes its executive, administrative, warehouse and workshop operations, consisting of approximately 5,500 square feet. The lease extends through October 31, 2000. This property is located at 3545 Cruse Road, Suite 301, Lawrenceville, GA 30244.

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 1, 1996, the beneficial ownership of the Company's Common Stock (I) by the only persons who are known by the Company to own


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beneficially more than 5% of the Company's Common Stock; (ii) and by each director of the Company:

                             NUMBER OF
NAME                         SHARES OWNED            PERCENTAGE OWNED
----                         ------------            ----------------

Michael S. Seling            558,000                    28.7%
George F. Seling, Sr.        535,500                    27.5%
Patricia A. Seling           256,500                    13.8%

ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth certain information concerning executive officers and key employees of the Company, each of whom is a member of the Board of Directors.

     NAME                            AGE            POSITION
     ----                            ---            --------

     George F. Seling, Sr.           54             President
     Patricia A. Seling              52             Treasurer
     Michael S. Seling               32             Vice President & Secretary




        George F. Seling, Sr. is the husband of Patricia Seling and the father of Michael Seling.

        Set forth below is a summary description of the business experience of each director and officer of the Company, for at least the past five years.

        George F. Seling, Sr. is co-founder of the Company and has been employed by the Company since its inception in 1986. Prior to joining the Company on a full time basis, Mr. Seling spent 24 years with AT&T (now Lucent Technologies) working on a wide range of computer systems including programming and installing small system applications, cost tracking systems and manufacturing control systems. Mr. Seling's last project at AT&T involved developing concepts for the AT&T Lightguide manufacturing "Factory-of-the-Future". Mr. Seling was part of a six man group which helped determine the role computers will play at AT&T in the future, from its main operations to the factory floor. The plan Mr. Seling helped to develop was implemented by AT&T in 1987. Mr. Seling currently serves as President, General Manager and Sales Manager of the Company and oversees the accounting and administrative support personnel. Mr. Seling is also actively involved in developing the customer base and selling computer related products. Mr. Seling received a B.S.M.E. from Johns Hopkins University Evening College in 1980 and a M.S.M.E. with an emphasis on computer science from Georgia Institute of Technology in 1987.


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



        Michael S. Seling is co-founder of the Company and has been employed by the Company since its inception in 1986. Prior to joining the Company on a full time basis, Mr. Seling spent approximately two years with AT&T Technologies as an Information Systems Consultant. In this capacity he designed and developed several engineering software applications which are still used by AT&T. Mr. Seling currently serves as Vice President and Secretary of the Company and is responsible for financial operations of the Company and purchasing and inventory control. Mr. Seling is also actively involved in servicing and configuring computer hardware and software and selling computer related products. Mr. Seling attended DeKalb College prior to joining the Company on a full-time basis.

        Patricia A. Seling has been employed by the Company since 1986. Prior to that time, she was employed as a head teller with financial institutions in Baltimore, Maryland and in customer credit with Macy's in Duluth, Georgia. Ms. Seling currently serves as Treasurer and Office Manager of the Company and is responsible for accounts payable and accounts receivable. She also oversees employee payroll and benefits and general administrative functions.

ITEM 6.        EXECUTIVE COMPENSATION

        The following sets forth the compensation of all the Company's executive officers. The Company does have a stock option plan and as such, the compensation set forth below represents the total compensation received by these individuals.

NAME                                        CASH COMPENSATION
----                                        -----------------

George F. Seling, Sr.                       $22,900
Patricia A. Seling                          $36,000(1)
Michael S. Seling                           $44,200(2)

--------------------
(1) Does not include the one vehicle leased by the Company for her personal use at an annual cost of $4,860.

(2) Does not include the one vehicle leased by the Company for his personal use at an annual cost of $4,840 or the family health insurance coverage at an annual cost of $3,200 to the Company.

ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        George F. Seling, Sr. and Patricia A. Seling have made two loans to the Company. The first loan was in the amount of $48,000 made on August 3, 1989. The principal balance of this loan as of July 31, 1996 was $48,000. This loan bears interest at 10.5% and is payable on demand. The second loan is in the amount of $40,338, made on December 13, 1994. This note bears an interest rate of 8% and also is payable upon demand. This loan has a principal balance due of $40,338 as of July 31, 1996. Accrued interest on these loans aggregated $2,067 as of July 31, 1996.


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



ITEM 8.        LEGAL PROCEEDINGS

        The Company is a defendant in a collection suit pending in State Court of Gwinnett County, brought by a former supplier, Tech Data Corporation. The amount sought to be collected is $48,000. The Company is attempting to negotiate a schedule under which this account can be paid, and in the meanwhile is defending the suit. If a settlement is not successfully negotiated, a judgment against the Company will be issued within two to three months from the date of this Memorandum. A judgment against the Company in this suit could seriously impair the cash position, and financial condition generally, of the Company.

        Neither the Company, nor any of its officers or directors is a party to any other material pending litigation or any government investigation, nor is there any material threatened litigation.

ITEM 9.        MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        There is no public trading market for the Company's common stock. As of December 1, 1996, the Company had 527 shareholders.

ITEM 10.       RECENT SALES OF UNREGISTERED SECURITIES

        In 1996, the Company completed a sale of 117,500 shares of its common stock pursuant to Rule 504 as promulgated under Regulation D of the Securities Act of 1933. The stock was sold by the Company without an underwriter and was sold at a price of $2.00 per share.

ITEM 11.       DESCRIPTION OF SECURITIES

COMMON STOCK

        The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.001 par value. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription fights. The Common Stock carries no conversion fights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby, will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Certificate of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. The above description concerning the Common Stock of the Company does not purport to be complete. Reference is made to the Company's Certificate of Incorporation and Bylaws which are available for inspection upon proper notice at the Company's offices, as well as to the applicable statutes of the State of Georgia for a more complete description concerning the rights and liabilities of stockholders.

        Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50 percent of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.


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



ITEM 12.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Georgia law, including some instances in which indemnification is otherwise discretionary under Georgia law. The Company will also advance expenses of defending against such claims if the officers and directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. The Company believes that indemnification under its Articles of Incorporation and Bylaws covers at least negligence and gross negligence by such directors and officers, and requires the Company to advance litigation expenses in case of actions, including shareholder derivative actions, against an undertaking by the officer or director to repay such advances if it is ultimately determined that the officer or director is not entitled to indemnification. The Company believes that these provisions are essential to attracting and retaining qualified persons as directors and officers.

        The Company's Articles of Incorporation provide that, pursuant to Georgia law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Georgia law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for any appropriation, in violation of his duty, of a business opportunity of the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Georgia law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 13.       FINANCIAL STATEMENTS

        See attached financial statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        There were no changes in and disagreements with accountants on accounting and financial disclosures.

ITEM 15.       FINANCIAL STATEMENTS AND EXHIBITS.

(a)     Index to Financial Statements

        Report of Independent auditors of the period ending July 31, 1996. Statement of Financial Position as of July 31 and April 18, 1996 Statement of Earnings and Retained Earnings for the period beginning April 18, 1996 and ending July 31, 1996.


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



        Statement of Cash Flows for the period beginning April 18, 1996 and ending July 31, 1996.
        Notes to Financial Statements for period ending July 31, 1996.

        Report of Independent auditors of the period ending April 18, 1996. Statement of Financial Position as of April 18, 1996
        Statement of Earnings and Retained Earnings for the period beginning January 1, 1996 and ending April 18, 1996.
        Statement of Cash Flows for the period beginning January 1, 1996 and ending April 18, 1996
        Notes to Financial Statements for period ending April 18, 1996.

        Report of Independent auditors of the fiscal years ending December 31, 1995 and 1994.
        Statement of Financial Position as of December 31, 1995 and 1994. Statement of Earnings and Retained Earnings for the fiscal years ending December 31, 1995 and December 31, 1994.
        Statement of Cash Flows for the fiscal years ending December 31, 1995 and 1994.
        Notes to Financial Statements for the fiscal years ending December 31, 1995 and 1994.

(b)     Other Exhibits

        (3)(i) Articles  of Incorporation
        (3)(ii) By-Laws
        (23)   Consents of experts and counsel




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



                                   SIGNATURES


        In accordance with Section 12 of the Securities Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: December 2, 1996.

                             ELITE COMPUTER SERVICES, INC.





                             By: /s/ GEORGE F. SELING
                                 ------------------------------------
                                 George F. Seling, Sr. President





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



(a)     Financial Statements

        Report of Independent auditors of the period ending July 31, 1996. Statement of Financial Position as of July 31 and April 18, 1996 Statement of Earnings and Retained Earnings for the period beginning April 18, 1996 and ending July 31, 1996.
        Statement of Cash Flows for the period beginning April 18, 1996 and ending July 31, 1996.
        Notes to Financial Statements for period ending July 31, 1996.

        Report of Independent auditors of the period ending April 18, 1996. Statement of Financial Position as of April 18, 1996
        Statement of Earnings and Retained Earnings for the period beginning January 1, 1996 and ending April 18, 1996.
        Statement of Cash Flows for the period beginning January 1, 1996 and ending April 18, 1996
        Notes to Financial Statements for period ending April 18, 1996.

        Report of Independent auditors of the fiscal years ending December 31, 1995 and 1994.
        Statement of Financial Position as of December 31, 1995 and 1994. Statement of Earnings and Retained Earnings for the fiscal years ending December 31, 1995 and December 31, 1994.
        Statement of Cash Flows for the fiscal years ending December 31, 1995 and 1994.
        Notes to Financial Statements for the fiscal years ending December 31, 1995 and 1994.

        3(i)   Articles  of Incorporation
        3(ii)  By-Laws
        23     Consents of experts and counsel





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

                         A.C. KNORR & COMPANY, CPA, PC
                       Accounting - Reporting - Taxation
                                  [LETTERHEAD]



                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


Stockholders and Board of Directors
Elite Computer Services, Inc. (formerly Abcor Computer Services, Inc.)



We have reviewed the accompanying balance sheet of Elite Computer Services, Inc., formerly Abcor Computer Services, Inc., as of July 31, and April 18, 1996, and the related statements of income, retained earnings, and cash flows for the period beginning April 18, 1996 and ended July 31, 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Elite Computer Services, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



/s/ A.C. KNORR & COMPANY
------------------------------
A.C. Knorr & Company, CPA, PC
Lilburn, Georgia
September 26, 1996

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                        STATEMENT OF FINANCIAL POSITION
                 JULY 31, 1996 AND APRIL 18, 1996 (MERGER DATE)


                                     ASSETS

                                               JULY 31, 1996    April 18, 1996
                                               -------------    --------------
CURRENT ASSETS
     Cash and cash equivalents (Note 1-j)         $  7,624         $ 27,308
     Accounts receivable, net of allowance for     148,280           68,635
     doubtful accounts
     Inventory (Note 1-i)                          129,767           74,916
     -------------------------------------------------------    --------------
     Total current assets                         $285,671         $170,859
                                               -------------    --------------

OTHER CURRENT ASSETS
     Prepaid expenses                             $  1,823         $  3,162
     Employee advances                                   0               20
     Refundable deposits                             8,855            4,855
     -------------------------------------------------------    --------------
     Total other current assets                   $ 10,678         $  8,037
                                               -------------    --------------

FIXED ASSETS
     Furniture and office equipment (Note 1-f)    $ 44,309           44,309
     Leasehold improvements (Note 1-f)              11,900           11,900
     Less: accumulated depreciation (Note 1-f)      (2,093)
     -------------------------------------------------------    --------------
     Net fixed assets                             $ 54,116         $ 56,209
                                               -------------    --------------

OTHER ASSETS
     Offering expense (Note 1-l)                  $ 90,422           25,971
     Goodwill (Note 1-m)                           378,754          378,754
     Less: accumulated amortization (Notes 1-1
     and 1-m)                                       (6,313)               0
     -------------------------------------------------------    --------------
     Net other assets                             $462,863         $404,725
                                               -------------    --------------

     Total assets                                 $813,328         $639,830
                                               =============    ==============


          The notes are an integral part of these financial statements


                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                        STATEMENT OF FINANCIAL POSITION
                 JULY 31, 1996 AND APRIL 18, 1996 (MERGER DATE)


                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                                          JULY 31, 1996    April 18, 1996
                                                          -------------    --------------
CURRENT LIABILITIES
     Accounts payable                                         $351,302         $313,154
     Withheld and accrued payroll taxes                         14,611            2,806
     Sales tax payable                                          18,335            9,162
     Short term notes payable                                  105,938           16,991
     Accrued interest                                           14,378           12,311
     Current income taxes (Note 1-h)                             2,162                0
     Current portion of long-term debt (Note 7)                  9,729           15,994
     ------------------------------------------------------------------    --------------
     Total current liabilities                                $516,455         $370,418
                                                          -------------    --------------

LONG TERM LIABILITIES
     Loans from shareholders (Note 7)                         $ 88,338         $ 88,338
     Long-term debt (Note 7)                                   179,058          179,058
     ------------------------------------------------------------------    --------------
     Total long-term liabilities                              $267,396         $267,396
                                                          -------------    --------------

STOCKHOLDERS' EQUITY
     Common stock, 20,000,000 shares authorized,              $  2,022         $  2,016
     $.001 par value, 2,021,875 shares issued and
     outstanding at July 31, 1996, and 2,015,625
     issued and outstanding at April 18, 1996
     Paid in capital                                             9,995
     Retained earnings                                        $ 17,460                0
     ------------------------------------------------------------------    --------------
     Net Stockholders' Equity                                 $ 29,477         $  2,016
                                                          -------------    --------------

     Total Liabilities and Stockholders' Equity               $813,328         $639,830
                                                          =============    ==============

     Book value per share (Note l-g)                             $0.01            $0.00


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                   STATEMENT OF EARNINGS AND RETAINED EARNINGS
 FOR THE PERIOD BEGINNING APRIL 18, 1996 (MERGER DATE) AND ENDING JULY 31, 1996


                                                          JULY 31, 1996
                                                          -------------

     Revenue (Note 2)                                         $563,675

     Cost of revenue (Note 3)                                  365,239
                                                          -------------
     Gross margin                                              198,436
                                                          -------------


     Selling expense (Note 4)                                   76,994

     General and administrative expense (Note 5)                92,991
                                                          -------------
     Operating income                                          $28,451
                                                          -------------


     Interest expense                                            9,643

     Other (income) expense                                       (814)
                                                          -------------
     Income (loss) before taxes                               $ 19,622


     Provision for income tax (Note 1-h)                         2,162
                                                          -------------
     Net income                                               $ 17,460


     Retained earnings - April 18, 1996                              0
                                                          -------------
     Retained earnings - July 31, 1996                        $ 17,460
                                                          =============

     Net income (loss) per share (Note l-k)                      $0.01



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                             STATEMENT OF CASH FLOWS
 FOR THE PERIOD BEGINNING APRIL 18, 1996 (MERGER DATE) AND ENDING JULY 31, 1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $ 17,460
                                                          -------------

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
 CASH PROVIDED (USED) BY OPERATING ACTIVITIES
     Depreciation and amortization                               8,406
     Provisions for losses on accounts receivable
     -----------------------------------------------      -------------
     Total adjustments                                        $  8,406
                                                          -------------


CHANGE IN CURRENT ASSETS AND LIABILITIES
     (Increase) decrease in accounts receivable                (79,645)
     (Increase) decrease in refundable deposits                 (4,000)
     (Increase) decrease in employee advances                       20
     (Increase) decrease in prepaid expenses                     1,339
     (Increase) decrease in inventory                          (54,891)
     Increase (decrease) in accounts payable                    38,148
     Increase (decrease) in payroll taxes payable               11,805
     Increase (decrease) in sales tax payable                    9,173
     Increase (decrease) in accrued interest                     2,067
     Increase (decrease) in current income taxes                 2,162
     -----------------------------------------------      -------------
     Total change in current assets and liabilities            (73,782)
                                                          -------------
     Net cash provided (used) by operating
     activities                                               $(47,916)
                                                          -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Offering expense                                         $(64,451)
     ----------------------------------------------       -------------
     Net cash provided (used) by investing                    $(64,451)
     activities                                           -------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from sales of common stock                      $ 10,000
     Net borrowings - short term                                82,683
     Net borrowings - long term                                      0
     ----------------------------------------------       -------------
     Net cash provided (used) by financing                    $ 92,683
     activities                                           -------------


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                        STATEMENT OF CASH FLOWS (CONTINUED)
 FOR THE PERIOD BEGINNING APRIL 18, 1996 (MERGER DATE) AND ENDING JULY 31, 1996


  Net increase (decrease) in cash and                      $(19,684)
  equivalents                                          -------------



  Cash at date of Merger (April 18, 1996)                  $ 27,308
                                                       -------------
  Cash at July 31, 1996                                    $  7,624
                                                       =============





          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                        SUPPORTING SCHEDULE TO CASH FLOW
 FOR THE PERIOD BEGINNING APRIL 18, 1996 (MERGER DATE) AND ENDING JULY 31, 1996



 REVENUE RECEIVED
     Revenue earned (Note 2)                                  $563,675
     Accounts receivable - Date of Merger (April 18, 1996)      68,635
     Accounts receivable - July 31, 1996                      (146,950)
     (Increase) decrease in inventory                          (54,851)
     -----------------------------------------------      -------------
     Total adjustments                                        $430,509
                                                          -------------

REVENUE PAID OUT
     Cash paid to suppliers and employees                     $537,791
     Increase (decrease) in refundable deposits                  4,000
     Increase (decrease) in employee advances                      (20)
     Increase (decrease) in prepaid expenses                    (1,339)
     (Increase) decrease in accounts payable                   (38,148)
     (Increase) decrease in payroll taxes payable              (11,805)
     (Increase) decrease in sales tax payable                   (9,173)
     (Increase) decrease in accrued interest                    (2,067)
     -----------------------------------------------      -------------
     Total change in current assets and liabilities           $479,239)
                                                          -------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Revenue received                                         $430,509
     Revenue paid out                                         (479,239)
     Other (income) expense                                        814
     ----------------------------------------------       -------------
     Net cash provided (used) by operating                    $(47,916)
     activities                                           -------------


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                        NOTES TO FINANCIAL STATEMENT
                                  JULY 31, 1996

NOTE 1 - ACCOUNTING POLICIES

a) OPERATIONS AND ORGANIZATION: Elite Computer Services, Inc. (formerly Abcor Computer Services, Inc.) was organized in January of 1996 under the laws of the state of Georgia as a wholly owned subsidiary of Abcor Products, Inc., a Florida corporation with in excess of 500 shareholders. On January 26, 1996, the company entered into an Agreement and Plan of Merger with elite Computer Services, Inc. (the "Predecessor"), a Georgia corporation, organized in 1986 as a full service computer sales and service company providing hardware and software and professional computer consultation and repair services to individual, commercial, industrial ad governmental customers. The closing of such merger was held on April 18, 1996 (the "Merger Date"). As a result of the merger, which for accounting purposes has been classed as a purchase, the following events, among other things, occurred:

     1) The company, acquired all existing rights and assets of Predecessor at April 18, 1996;
     2) The Company assumed all existing obligations and liabilities of Predecessor at April 18, 1996;
     3) The Company issued Predecessor's shareholders as of April 18, 1996, one share of its common stock for each share of the Company's common stock owned by the shareholder (1,612,500 shares).
     4) Abcor Products, Inc., the Company's parent company, approved the distribution of its shares (201,563 shares) in the company to its individual shareholders on a pro-rata basis;
     5) The Company issued 201,562 shares of the Company's common stock to Corporate Investor Relations, Inc. as consideration for consulting services.
     6) the sole director and officer of the Company elected Predecessor's directors and officers to similar positions within the Company, and resigned effective immediately after such action;
     7) The Company began taking the steps to have its common stock listed on the National Association of Securities Dealers (NASD) Automated Bulletin Board;
     8) The Company began taking steps to cause it to be listed with either Standard and Poor's or Moody's in their Accelerated Corporate Report;
     9) The Company began taking steps to file a form 10 Registration Statement with the Securities and Exchange Commission of the United States;
     10) The Company filed a name change with the Georgia Secretary of State's office to legally change its name to Elite Computer Services, Inc., which was approved upon filing; and
     11)  Predecessor ceased to exist as a separate entity.

     On July 16, 1996, the company sold 5,000 shares of its common stock to an individual investor for $10,000 in cash and paid $1,300 in commissions and expense reimbursements on the sale. At that time, the Company also issued 625 shares of its common stock to Corporate Investor Relations, Inc. for consulting services and, pursuant to anti-dilution provisions of the merger agreement, 625 shares of its common stock to the shareholders of the Company's former parent.



          The notes are an integral part of these financial statements

                          ELITE COMPUTER SERVICES, INC.
                    (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                          NOTES OF FINANCIAL STATEMENTS
                                  JULY 31, 1996



b) OPERATING CYCLE: Assets and liabilities related to sales, if they remain incomplete, uncollected or unpaid at year end, are included in the current assets (accounts receivable and inventory) and current liabilities (accounts payable and customer deposits) in the accompanying statement of financial position. All other assets and liabilities related to sales are not included in the current assets and current liabilities in the accompanying statement of financial position as they are liquidated in the normal course of contract completion, which is less than one year

c) ADVERTISING COSTS: Advertising costs are expensed as incurred with prepaid advertising costs (if any) being reported as assets in the balance sheet.

d) ALLOWANCES: Allowances for doubtful accounts have been estimated and are reported as a reduction in revenue (Note 2).

e) CAPITALIZED INTEREST: No interest has been capitalized by the company during the period ending July 31, 1996. All interest incurred has been charged to interest expense.

f) PROPERTY AND EQUIPMENT: Property and equipment is carried at cost. Expenditures for maintenance and repairs that do not significantly extend the useful lives of the assets are expenses as incurred, while major replacements and betterments are capitalized. Leasehold improvements, if any, are depreciated over the life of the lease. Depreciation of equipment and leasehold improvements is computed by the straight-line method over estimated useful lives as follows:

        CLASSIFICATION                        METHOD        DEPRECIATION PERIOD
        ------------------------------     -------------    -------------------
        Office furniture and equipment     straight-line          7 years
        Leasehold improvements             straight-line          2.5 years

g) BOOK VALUE PER SHARE: Book value per share of common stock is determined by dividing the weighted average number of shares of common stock outstanding during the period into stockholder's equity.

h) INCOME TAXES: For income tax purposes, the Company uses the accrual method of accounting. The Company follows the flow-through method of accounting for tax credits and records the credits as a reduction in provision for income taxes for the period in which the qualifying assets are placed in service. At July 31, 1996, there are no operating loss or tax credit carryforwards for tax purposes

i) INVENTORIES: Inventories are valued at the lower of cost or market. Cost of inventories is measured on the FIFO (First In, First Out) method.

j) CASH AND CASH EQUIVALENTS: Short-term highly-liquid investments with current maturities of 90 days or less are treated as cash equivalents.


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                          NOTES OF FINANCIAL STATEMENTS
                                  JULY 31, 1996


k) NET INCOME PER SHARE: Net income per share of common stock is determined by dividing the weighted average number of shares of common stock outstanding during the period into net income.

l) OFFERING EXPENSE: The Company has incurred expenses (primarily commissions, legal and accounting fees) in connection with its offering, through a Private Placement Memorandum, of 500,000 shares of the Company's $.001 par value common stock. These expenses are being amortized equally over 180 months (15 years).

m) GOODWILL: In connection with the Company's purchase of the assets and assumption of the liabilities of Elite Computer Services, Inc. (see
     Note 1-a), the Company assigned a value to Goodwill. The assigned value is equal to the difference between the net assets acquired and the net liabilities assumed by the Company. Goodwill is being amortized equally over 180 months (15 years).


NOTE 2 - REVENUE EARNED


          Sales                                        565,572

          Less:  discounts and allowances               (1,897)
          -----------------------------------------------------
          Net earned revenue                          $563,675



NOTE 3 - COST OF REVENUE EARNED


          Purchases                                    359,021

          Delivery and freight charges                   4,130

          Credit card fees                               2,088
          -----------------------------------------------------
          Total cost of revenue                       $365,239


NOTE 4 - SELLING EXPENSE


          Salaries, wages and payroll taxes           $ 56,121

          Advertising                                   18,650

          Expendable tools and service supplies            864

          Travel and entertainment                       1,359
          -----------------------------------------------------
          Total cost of revenue                       $ 76,994



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                          NOTES OF FINANCIAL STATEMENTS
                                  JULY 31, 1996


NOTE 5 - GENERAL AND ADMINISTRATIVE EXPENSE


          Salaries, wages and payroll taxes             45,917

          Vehicle expense                                1,250

          Office expense                                 2,597

          Taxes and licenses                                 0

          Employee benefits                              3,423

          Insurance                                      2,610

          Lease payments and equipment rentals           6,663

          Legal and accounting fees                      2,958

          Maintenance and repair                             0

          Rent                                          10,094

          Utilities and telephone                        9,073

          Amortization                                   6,313

          Depreciation                                   2,093
          -----------------------------------------------------
          Total general and administrative expense    $ 92,991


NOTE 6 - LEASE OBLIGATIONS

     The Company leases retail and office space, various pieces of equipment and vehicles used by the company in its operations. All leases are operating leases. The following chart illustrates the minimum future rental payments.


                            OPERATING LEASES
               SCHEDULE OF MINIMUM FUTURE RENTAL PAYMENTS
          -----------------------------------------------------
          YEAR ENDED DECEMBER 31                        AMOUNT
          -----------------------------------------------------
          1996                                         161,987
          1997                                         112,480
          1998                                          66,321
          1999                                          28,840
          After 1999                                         0
          -----------------------------------------------------
          Total                                       $369,628



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                          NOTES OF FINANCIAL STATEMENTS
                                  JULY 31, 1996


NOTE 7 - LOANS FROM SHAREHOLDERS AND LONG TERM OBLIGATIONS

     As part of the merger (See Note 1-a), The Company has assumed responsibility for two loans made by George and Patricia Seling to its predecessor. The loans are demand notes, bear no convertibility options, and are reported on the balance sheet as a long-term liability. Interest expense on the notes is reported as interest expense in the financial statements and accrued as a current liability if not paid during the year. Details regarding these loans are illustrated in the following chart.


                       LOANS MADE TO PREDECESSOR COMPANY BY GEORGE AND PATRICIA SELING
     ----------------------------------------------------------------------------------------------------------
                                                                   BALANCE AT    BALANCE AT    INTEREST EXPENSE
     DATE MADE      AMOUNT         MATURITY       INTEREST RATE      4/18/96       7/31/96     AT JULY 31, 1996
     ----------------------------------------------------------------------------------------------------------
      8/3/89       $48,000        On demand           10.50%        $48,000       $48,000            $1,260
      12/13/94      40,338        On demand            8.00%         40,338        40,338               800
     ----------------------------------------------------------------------------------------------------------
     Total                                                          $88,338       $88,338            $2,067


     As part of the merger (see Note 1-a), The Company has assumed responsibility for a loan from Commercial Bank of Georgia in the original amount of $278,000 on March 3, 1992 that carries an interest rate of 8.50%. The interest rate is adjusted up or down on a monthly basis to a rate equal to the "Prime Rate" as published in the Wall Street Journal on the first day of the each calendar month, plus two percent. The principal and interest payments are due in installments of $3,447.20 per month with the final installment being due on April 2, 2002. The debt is collaterized by real estate (personal residence) owned by George and Patricia Seling and is reported as:


          Current portion of long-term debt        $  9,729
          Long-term debt                            179,058
          -----------------------------------------------------
          Total                                    $188,787


     Scheduled maturities during the years 1996 to 2000 on the above referenced long-term debt is summarized as follows:


          YEAR                                      MATURITY
          -----------------------------------------------------
          1996                                        9,729
          1997                                       24,703
          1998                                       27,957
          1999                                       31,640
          2000                                       35,809
          -----------------------------------------------------
          Total                                    $129,838



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                   (FORMERLY ABCOR COMPUTER SERVICES, INC.)
                          NOTES OF FINANCIAL STATEMENTS
                                  JULY 31, 1996


NOTE 8 - RELATED PARTY TRANSACTIONS

     From time to time related parties, primarily employees, stockholders, directors and officers, make purchases of computer products from the Company, and the Company may extend credit for such purchases. These transactions may not be consummated on terms equivalent to those that prevail on arm's-length transactions. At July 31, 1996, there were no accounts receivable due from stockholders, directors, officers or employees of the Company.

     From time to time the Company makes advances and loans to its employees, officers and directors. These amounts, totaling $20 at July 31, 1996, are reported as separate items in the Company's financial statements.

     George and Patricia Seling, who are employees, stockholders, officers and directors of the Company, have made personal loans to, and have personally guaranteed or provided personally owned collateral to guarantee obligations of, the Company (see Note 5).


NOTE 9 - SUBSEQUENT EVENTS

     The Company is preparing a new Private Placement Memorandum and plans to utilize it to sell additional shares of the Company's common stock.




          The notes are an integral part of these financial statements

                         A.C. KNORR & COMPANY, CPA, PC
                       Accounting - Reporting - Taxation
                                  [LETTERHEAD]



                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


Stockholders and Board of Directors
Elite Computer Services, Inc.



We have complied the accompanying balance sheet of Elite Computer Services, Inc. as of April 18, 1996, and the related statements of income, retained earnings, and cash flows for the period beginning January 1, 1996 and ended April 18, 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.



/s/ A.C. KNORR & COMPANY
------------------------------
A.C. Knorr & Company, CPA, PC
Lilburn, Georgia
September 26, 1996

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                        STATEMENT OF FINANCIAL POSITION
                                 APRIL 18, 1996
                                  (UNAUDITED)

                                     ASSETS



CURRENT ASSETS
     Cash and cash equivalents (Note 1-j)           $ 27,308
     Accounts receivable, net of allowance for        68,635
     doubtful accounts
     Inventory (Note 1-i)                             74,916
     ----------------------------------------------------------
     Total current assets                           $170,859
                                                 --------------

OTHER CURRENT ASSETS
     Prepaid expenses                               $  3,162
     Employee advances                                    20
     Refundable deposits                               4,855
     ----------------------------------------------------------
     Total other current assets                     $  8,037
                                                 --------------

FIXED ASSETS
     Furniture and office equipment (Note 1-f)        89,294
     Leasehold improvements (Note 1-f)                14,000
     Less: accumulated depreciation (Note 1-f)       (47,085)
     ----------------------------------------------------------
     Net fixed assets                               $ 56,209
                                                 --------------

OTHER ASSETS
     Offering expense (Note 1-l)                      23,955
     Less: accumulated amortization                        0
     ----------------------------------------------------------
     Net other assets                               $ 23,955
                                                 --------------

     Total assets                                   $259,060
                                                 ==============


          The notes are an integral part of these financial statements


                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                        STATEMENT OF FINANCIAL POSITION
                                 APRIL 18, 1996
                                  (UNAUDITED)


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                        April 18, 1996
                                                        --------------
CURRENT LIABILITIES
     Accounts payable                                       $313,154
     Withheld and accrued payroll taxes                        2,806
     Sales tax payable                                         9,162
     Short term notes payable                                 16,991
     Accrued interest                                         12,311
     Current portion of long-term debt (Note 7)               15,994
     -----------------------------------------------------------------
     Total current liabilities                              $370,418
                                                        --------------

LONG TERM LIABILITIES
     Loans from shareholders (Note 7)                       $ 88,338
     Long-term debt (Note 7)                                 179,058
     Deferred income taxes (Note 1-h)                              0
     -----------------------------------------------------------------
     Total long-term liabilities                           $267,396
                                                        --------------

STOCKHOLDERS' EQUITY
     Common stock, 20,000,000 shares authorized,            $231,230
     no par value, 1,625,000 shares issued and
     outstanding
     Paid in capital                                               0
     Retained earnings                                      (609,984)
     -----------------------------------------------------------------
     Net Stockholders' Equity                              $(378,754)
                                                        --------------

     Total Liabilities and Stockholders' Equity             $259,060
                                                        ==============

     Book value per share (Note l-g)                          $(0.23)


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                   STATEMENT OF EARNINGS AND RETAINED EARNINGS
       FOR THE PERIOD BEGINNING JANUARY 1, 1996 AND ENDING APRIL 18, 1996
                                  (UNAUDITED)




     Revenue (Note 2)                                         $676,110

     Cost of revenue (Note 3)                                  500,940
                                                          -------------
     Gross margin                                             $175,170
                                                          -------------


     Selling expense (Note 4)                                   64,138

     General and administrative expense (Note 5)                90,426
                                                          -------------
     Operating income                                          $20,606
                                                          -------------


     Interest expense                                           13,447

     Other (income) expense                                       (467)
                                                          -------------
     Income (loss) before taxes                               $  7,626


     Provision for income tax (Note 1-h)                             0
                                                          -------------
     Net income                                               $  7,626


     Retained earnings - January 1, 1996                      (617,610)
                                                          -------------
     Retained earnings - April 18, 1996                      $(609,984)
                                                          =============

     Net income (loss) per share (Note l-k)                      $0.00



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                             STATEMENT OF CASH FLOWS
       FOR THE PERIOD BEGINNING JANUARY 1, 1996 AND ENDING APRIL 18, 1996
                                  (UNAUDITED)



CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $  7,626
                                                          -------------

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
 CASH PROVIDED (USED) BY OPERATING ACTIVITIES
     Depreciation and amortization                               3,258
     Provisions for losses on accounts receivable
     -----------------------------------------------      -------------
     Total adjustments                                        $  3,258
                                                          -------------


CHANGE IN CURRENT ASSETS AND LIABILITIES
     (Increase) decrease in accounts receivable                 16,397
     (Increase) decrease in refundable deposits                      0
     (Increase) decrease in employee advances                      (20)
     (Increase) decrease in prepaid expenses                         0
     (Increase) decrease in inventory                           36,454)
     Increase (decrease) in accounts payable                  (257,183)
     Increase (decrease) in payroll taxes payable                  142
     Increase (decrease) in sales tax payable                    1,127
     Increase (decrease) in accrued interest                     2,756
     Increase (decrease) in current income taxes                     0
     -----------------------------------------------      -------------
     Total change in current assets and liabilities           (200,327)
                                                          -------------
     Net cash provided (used) by operating
     activities                                              $(189,443)
                                                          -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Offering expense                                         $(23,955)
     ----------------------------------------------       -------------
     Net cash provided (used) by investing                    $(23,955)
     activities                                           -------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from sales of common stock                      $225,000
     Net borrowings - short term                                 6,533
     Net borrowings - long term                                      0
     ----------------------------------------------       -------------
     Net cash provided (used) by financing                    $231,533
     activities                                           -------------


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                       STATEMENT OF CASH FLOWS (CONTINUED)
       FOR THE PERIOD BEGINNING JANUARY 1, 1996 AND ENDING APRIL 18, 1996
                                  (UNAUDITED)



  Net increase (decrease) in cash and                      $ 18,135
  equivalents                                          -------------



  Cash at January 1, 1996                                  $  9,173
                                                       -------------
  Cash at April 18, 1996                                   $ 27,308
                                                       =============







          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                        SUPPORTING SCHEDULE TO CASH FLOW
       FOR THE PERIOD BEGINNING JANUARY 1, 1996 AND ENDING APRIL 18, 1996
                                  (UNAUDITED)



 REVENUE RECEIVED
     Revenue earned (Note 2)                                  $676,110
     Accounts receivable - January 1, 1996                      85,032
     Accounts receivable - April 18, 1996                      (68,635)
     (Increase) decrease in inventory                           36,454
     -----------------------------------------------      -------------
                                                              $728,961
                                                          -------------


REVENUE PAID OUT
     Cash paid to suppliers and employees                     $665,693
     Increase (decrease) in refundable deposits                      0
     Increase (decrease) in employee advances                       20
     Increase (decrease) in prepaid expenses                         0
     (Increase) decrease in accounts payable                   257,183
     (Increase) decrease in payroll taxes payable                 (142)
     (Increase) decrease in sales tax payable                   (1,127)
     (Increase) decrease in accrued interest                    (2,756)
     -----------------------------------------------      -------------
     Total change in current assets and liabilities           $918,871
                                                          -------------


CASH FLOWS FROM OPERATING ACTIVITIES
     Revenue received                                         $728,961
     Revenue paid out                                         (918,871)
     Other (income) expense                                        467
     ----------------------------------------------       -------------
     Net cash provided (used) by operating                   $(189,443)
     activities                                           -------------


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996

NOTE 1 - ACCOUNTING POLICIES

a) OPERATIONS AND ORGANIZATION: Elite Computer Services, Inc. was organized in November of 1986 under the laws of the state of Georgia as a full service computer sales and service company providing hardware and software and professional computer consultation and repair services to individual, commercial, industrial and governmental customers.

b) OPERATING CYCLE: Assets and liabilities related to sales, if they remain incomplete, uncollected or unpaid at year end, are included in the current assets (accounts receivable and inventory) and current liabilities (accounts payable and customer deposits) in the accompanying statement of financial position. All other assets and liabilities related to sales are not included in the current assets and current liabilities in the accompanying statement of financial position as they are liquidated in the normal course of contract completion, which is less than one year

c) ADVERTISING COSTS: Advertising costs are expensed as incurred with prepaid advertising costs (if any) being reported as assets in the balance sheet.

d) ALLOWANCES: Allowances for doubtful accounts have been estimated and are reported as a reduction in revenue (Note 2).

e) CAPITALIZED INTEREST: No interest has been capitalized by the company during the period ending April 17, 1996. All interest incurred has been charged to interest expense.

f) PROPERTY AND EQUIPMENT: Property and equipment is carried at cost. Expenditures for maintenance and repairs that do not significantly extend the useful lives of the assets are expensed as incurred, while major replacements and betterments are capitalized. Leasehold improvements, if any, are depreciated over the life of the lease. Depreciation of equipment and leasehold improvements is computed by the straight-line method over estimated useful lives as follows:

        CLASSIFICATION                        METHOD        DEPRECIATION PERIOD
        ------------------------------     -------------    -------------------
        Office furniture and equipment     straight-line          7 years
        Leasehold improvements             straight-line          3 years

g) BOOK VALUE PER SHARE: Book value per share of common stock is determined by dividing the weighted average number of shares of common stock outstanding during the period into stockholder's equity.

h) INCOME TAXES: The company is a subchapter-S corporation and all gains and loses are passed through to the individual stockholders. There are no operating loss or tax credit carryforwards for tax purposes.

          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996


i) INVENTORIES: Inventories are valued at the lower of cost or market. Cost of inventories is measured on the FIFO (First In, First Out) method.

j) CASH AND CASH EQUIVALENTS: Short-term highly-liquid investments with current maturities of 90 days or less are treated as cash equivalents.

k) NET INCOME PER SHARE: Net income per share of common stock is determined by dividing the weighted average number of shares of common stock outstanding during the period into net income.

l) OFFERING EXPENSE: The Company has incurred expenses (primarily commissions, legal and accounting fees) in connection with its offering, through a Private Placement Memorandum, of 500,000 shares of the Company's no par value common stock. These expenses are being amortized equally over 180 months (15 years).



NOTE 2 - REVENUE EARNED


          Sales                                       $677,440

          Less:  discounts and allowances               (1,330)
          -----------------------------------------------------
          Net earned revenue                          $676,110



NOTE 3 - COST OF REVENUE EARNED


          Purchases                                   $496,914

          Delivery and freight charges                   2,659

          Credit card fees                               1,367
          -----------------------------------------------------
          Total cost of revenue                       $500,940


NOTE 4 - SELLING EXPENSE


          Salaries, wages and payroll taxes           $ 49,256

          Advertising                                   13,456

          Expendable tools and service supplies            295

          Travel and entertainment                       1,131
          -----------------------------------------------------
          Total selling expense                       $ 64,138



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996


NOTE 5 - GENERAL AND ADMINISTRATIVE EXPENSE


          Salaries, wages and payroll taxes           $ 40,301

          Vehicle expense                                1,197

          Office expense                                 2,195

          Taxes and licenses                             1,445

          Employee benefits                              4,183

          Insurance                                      3,972

          Lease payments and equipment rentals           6,772

          Legal and accounting fees                     11,131

          Maintenance and repair                             0

          Rent                                          10,300

          Utilities and telephone                        5,672

          Amortization                                       0

          Depreciation                                   3,258
          -----------------------------------------------------
          Total general and administrative expense    $ 90,426


NOTE 6 - LEASE OBLIGATIONS

     The Company leases retail and office space, various pieces of equipment and vehicles used by the company in its operations. All leases are operating leases. The following chart illustrates the minimum future rental payments.


                            OPERATING LEASES
               SCHEDULE OF MINIMUM FUTURE RENTAL PAYMENTS
          -----------------------------------------------------
          YEAR ENDED DECEMBER 31                        AMOUNT
          -----------------------------------------------------
          1996                                        $161,987
          1997                                         112,480
          1998                                          66,321
          1999                                          28,840
          After 1999                                         0
          -----------------------------------------------------
          Total                                       $369,628



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996


NOTE 7 - LOANS FROM SHAREHOLDERS AND LONG TERM OBLIGATIONS

     The Company has received a series of loans from George and Patricia Seling who are employees, stockholders, officers and directors of the Company. The loans are demand notes, bear no convertibility options, and are reported on the balance sheet as a long-term liability. Interest expense on the notes is reported as interest expense in the financial statements and accrued as a current liability if not paid during the year. Details regarding these loans are illustrated in the following chart.


             LOANS MADE TO THE COMPANY BY GEORGE AND PATRICIA SELING
     ---------------------------------------------------------------------------
                                                                   BALANCE AT
     DATE MADE      AMOUNT         MATURITY       INTEREST RATE      4/17/96
     ---------------------------------------------------------------------------
      8/3/89       $48,000        On demand           10.50%        $48,000
      12/13/94      40,338        On demand            8.00%         40,338
     ---------------------------------------------------------------------------
     Total                                                          $88,338


     The Company received a loan from Commercial Bank of Georgia in the amount of $278,000 on March 3, 1992 that carries an interest rate of 8.50%. The interest rate is adjusted up or down on a monthly basis to a rate equal to the "Prime Rate" as published in the Wall Street Journal on the first day of the each calendar month, plus two percent. The principal and interest payments are due in installments of $3,447.20 per month with the final installment being due on April 2, 2002. The debt is collaterized by real estate (personal residence) owned by George and Patricia Seling and is reported as:


          Current portion of long-term debt        $ 15,994
          Long-term debt                            179,058
          -----------------------------------------------------
          Total                                    $195,052


     Scheduled maturities during the years 1996 to 2000 on the above referenced long-term debt is summarized as follows:


          YEAR                                      MATURITY
          -----------------------------------------------------
          1996                                     $ 15,994
          1997                                       24,703
          1998                                       27,957
          1999                                       31,640
          2000                                       35,809
          -----------------------------------------------------
          Total                                    $136,103



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996


NOTE 8 - RELATED PARTY TRANSACTIONS

     From time to time related parties, primarily employees, stockholders, directors and officers, make purchases of computer products from the Company, and the Company may extend credit for such purchases. These transactions may not be consummated on terms equivalent to those that prevail on arm's-length transactions. At April 18, 1996, there were no accounts receivable due from stockholders, directors, officers or employees of the Company.

     From time to time the Company makes advances and loans to its employees, officers and directors. These amounts, totaling $20 at April 18, 1996, are reported as separate items in the Company's financial statements.

     George and Patricia Seling, who are employees, stockholders, officers and directors of the Company, have made personal loans to, and have personally guaranteed or provided personally owned collateral to guarantee obligations of the Company (see Note 5).


NOTE 9 - SUBSEQUENT EVENTS

     At December 31, 1995, all of the issued and outstanding shares of the Company's common stock belonged to members of the Seling family. On January 5, 1996, the Company's Articles of Incorporation were amended to raise the authorized number of shares of common stock from 1,000 shares of common stock with no par value per share to 20,000,000 shares of common stick with no par value per share. On that same date, a stock dividend was declared of 12,037.523 shares of the Company's common stock for each share of the Company's common stock then owned by the Company's shareholders. This raised the number of issued and outstanding shares of the Company's common stock to 1,500,000 shares of common stick with no par value per share. On January 26, 1996, 75,000 shares of the Company's common stock were transferred from current shareholders to Timothy Tisdale, a key employee.

     On January 26, 1996, the Company issued a Private Placement Memorandum offering for sale, in private transactions, up to 500,000 shares of the Company's common stock with no par value per share at an offering price of $2.00 per share. On April 18, 1996, the Company completed the sale of 112,500 shares of its common stock to KOM International Incorporated for $225,000 in cash and paid $29,250 in commissions and expense reimbursements on the sale.

     On January 26, 1996, the Company entered in an Agreement and Plan of Merger with Abcor Computer Services, Inc., a Georgia corporation and a wholly owned subsidiary of Abcor Products, Inc., a Florida corporation with in excess of 500 shareholders. Abcor Computer Services, Inc's Articles of Incorporation authorize 20,000,000 shares of common stock with a par value of $.001, of which 201,563 had been issued and outstanding at January 25, 1996. As a


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996


     result of the merger, which for accounting purposes has been classed as a purchase, the following events, among other things, occurred:

     1) Abcor Computer services, Inc. acquired all existing rights and assets of the Company at April 18, 1996;
     2) Abcor Computer Services, Inc. assumed all existing obligations and liabilities of the Company at April 18, 1996.
     3) Abcor Computer Services, Inc. issued the Company's shareholders as of April 18, 1996, one share of its common stock for each share of the Company's common stock owned by the shareholder;
     4) Abcor Products, Inc., the parent company of Abcor Computer Products, Inc., approved the distribution of its shares in Abcor Computer Services, Inc. to its individual shareholders on a pro-rata basis;
     5) Abcor Computer Services, Inc. issued 201,562 shares of the newly-merged corporation's common stock to Corporate Investor Relations, Inc. as consideration for consulting services;
     6) The sole director and officer of Abcor Computer Services, Inc. elected the Company's directors and officers to similar positions within Abcor Computer Services, Inc., and resigned effective immediately after such action.
     7) Abcor Computer Services, Inc. began taking the steps to have its common stock listed on the National Association of Securities Dealers
          (NASD) Automated Bulletin Board;
     8) Abcor Computer Services, Inc. began taking steps to cause it to be listed with either Standard and Poor's and Moody's in their Accelerated Corporate Report;
     9) Abcor Computer Services, Inc. began taking steps to file a Form 10 Registration Statement with the Securities and Exchange Commission of the United States;
     10) Abcor Computer Services, Inc. filed a name change with the Georgia Secretary of State's office to legally change its name to Elite Computer Services, Inc., which was approved due course; and
     11)  the Company ceased to exist as a separate entity.

     On July 16, 1996, under the Company's Private Placement Memorandum dated January 26, 1996, the newly merged corporation sold 5,000 shares of its common stock to an individual investor for $10,000 in cash and paid $1,300 in commissions and expense reimbursements on the sale. At that time, the newly merged corporation also issued 625 shares of its common stock to Corporate Investor Relations, Inc. for consulting services, and, pursuant to anti-dilution provisions of the merger agreement, 625 shares of its common stock to the shareholders of Abcor Products, Inc.


          The notes are an integral part of these financial statements

                         A.C. KNORR & COMPANY, CPA, PC
                       Accounting - Reporting - Taxation
                                  [LETTERHEAD]



                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


Stockholders and Board of Directors
Elite Computer Services, Inc.


We have audited the accompanying balance sheet of Elite Computer Services, Inc. as of December 31, 1995 and 1994, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We did not observe the taking of the physical inventory as of December 31, 1993 or 1994, since those dates were prior to our appointment as auditors for the company, and we were unable to satisfy ourselves regarding inventory quantities at December 31, 1993, by means of other auditing procedures. Inventory amounts on December 31, 1993 enter into the determination of net income and cash flows for the year ended December 31, 1994.

Because of the matter discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, an opinion on the results of operations and cash flows for the year ended December 31, 1994.

In our opinion, the balance sheets of Elite Computer Services, Inc. as of December 31, 1995 and 1994, and the related statements of income, retained earnings and cash flows for the year ended December 31, 1995, present fairly, in all material respects, the financial position of Elite Computer Services, Inc. as of December 31, 1995 and 1994, and the results of operations and its cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ A.C. KNORR & COMPANY
------------------------------
A.C. Knorr & Company, CPA, PC
Lilburn, Georgia
August 19, 1996

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                        STATEMENT OF FINANCIAL POSITION
                           DECEMBER 31, 1995 AND 1994


                                     ASSETS

                                                    1995              1994
                                               -------------    --------------
CURRENT ASSETS
     Cash and cash equivalents (Note 1-j)         $  9,173         $ 34,751
     Accounts receivable, net of allowance for      85,032          103,623
     doubtful accounts
     Inventory (Note 1-i)                          111,370           66,619
     -------------------------------------------------------    --------------
     Total current assets                         $205,575         $204,993
                                               -------------    --------------

OTHER CURRENT ASSETS
     Prepaid expenses                             $  3,162         $  1,202
     Refundable deposits                             4,855            1,851
     -------------------------------------------------------    --------------
     Total other current assets                   $  8,017         $  3,053
                                               -------------    --------------

FIXED ASSETS
     Furniture and office equipment (Note 1-f)    $ 89,294           76,911
     Leasehold improvements (Note 1-f)              14,000                0
     Less: accumulated depreciation (Note 1-f)     (43,827)         (30,792)
     -------------------------------------------------------    --------------
     Net fixed assets                             $ 59,467         $ 46,119
                                               -------------    --------------

     Total assets                                 $273,059         $254,165
                                               =============    ==============


          The notes are an integral part of these financial statements


                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                        STATEMENT OF FINANCIAL POSITION
                           DECEMBER 31, 1995 AND 1994


                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                                               1995              1994
                                                          -------------    --------------
CURRENT LIABILITIES
     Accounts payable                                         $570,337         $383,441
     Withheld and accrued payroll taxes                          2,664                0
     Sales tax payable                                           8,035           17,490
     Short term notes payable                                    4,625            7,351
     Accrued interest                                            9,555            2,176
     Current portion of long-term debt (Note 7)                 21,827           21,828
     ------------------------------------------------------------------    --------------
     Total current liabilities                                $617,043         $432,286
                                                          -------------    --------------

LONG TERM LIABILITIES
     Loans from shareholders (Note 7)                         $ 88,338         $ 88,338
     Long-term debt (Note 7)                                   179,058          200,885
     Deferred income taxes (Note 1-h)                                0                0
     ------------------------------------------------------------------    --------------
     Total long-term liabilities                              $267,396         $289,223
                                                          -------------    --------------

STOCKHOLDERS' EQUITY
     Common stock, 1,000 shares authorized, no par            $  6,230         $  6,230
     value, 124.6 shares issued and outstanding
     Retained earnings                                        (617,610)        (473,574)
     ------------------------------------------------------------------    --------------
     Net Stockholders' Equity                                $(611,380)       $(467,344)
                                                          -------------    --------------

     Total Liabilities and Stockholders' Equity               $273,059         $254,165
                                                          =============    ==============

     Book value per share (Note l-g)                          $ (4,907)        $ (3,751)


          The notes are an integral part of these financial statements


                          ELITE COMPUTER SERVICES INC.
                               (AN S CORPORATION)
                   STATEMENT OF EARNINGS AND RETAIN EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1995



                                                               1995               1994
                                                          -------------       -------------

     Revenue (Note 2)                                       $3,053,579          $3,482,947

     Cost of revenue (Note 3)                                2,624,309           3,094,333
                                                          -------------       -------------
     Gross margin                                           $  429,270          $  388,614
                                                          -------------       -------------


     Selling expense (Note 4)                                  226,423             212,830

     General and administrative expense (Note 5)               316,948             268,062
                                                          -------------       -------------
     Operating income                                       $ (114,101)         $  (92,278)
                                                          -------------       -------------


     Interest expense                                           30,955              28,189

     Other (income) expense                                     (1,020)                954
                                                          -------------       -------------
     Income (loss) before taxes                             $ (144,036)         $ (121,421)


     Provision for income tax (Note 1-h)                             0                   0
                                                          -------------       -------------
     Net income                                             $ (144,036)         $ (121,421)


     Retained earnings (deficit)- January 1                   (473,574)           (352,153)
                                                          -------------       -------------
     Retained earnings (deficit) December 31                $ (617,610)         $ (473,574)
                                                          =============       =============

     Net income (loss) per share (Note l-k)                   $ (1,156)           $  (974)



          The notes are an integral part of these financial statements


                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                            STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1995



                                                               1995             1994
                                                          -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $(144,036)       $(121,421)
                                                          -------------    -------------
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
 CASH PROVIDED (USED) BY OPERATING ACTIVITIES
     Depreciation and amortization                           $  13,034        $  17,497
     Provisions for losses on accounts receivable                1,330              941
     -----------------------------------------------      -------------    -------------
     Total adjustments                                       $  14,364        $  18,438
                                                          -------------    -------------
CHANGE IN CURRENT ASSETS AND LIABILITIES
     (Increase) decrease in accounts receivable              $  17,261)       $  39,802
     (Increase) decrease in prepaid expenses                    (4,964)           3,976
     (Increase) decrease in inventory                          (44,751)         187,753
     Increase (decrease) in accounts payable                   186,896          (54,995)
     Increase (decrease) in payroll taxes payable                2,664           (5,416)
     Increase (decrease) in sales tax payable                   (9,455)           3,037
     Increase (decrease) in accrued interest                     7,379            2,176
     -----------------------------------------------      -------------    -------------
     Total changes in current assets and liabilities          $155,030        $ 176,333
                                                          -------------    -------------
     Net cash provided (used) by operating
     activities                                               $ 25,358        $  73,350
                                                          -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                     $(26,383)       $ (36,852)
     ----------------------------------------------       -------------    -------------
     Net cash provided (used) by investing                    $(26,383)       $ (36,852)
     activities                                           -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net borrowings - short term                              $ (2,754)       $   6,498
     Net borrowings - long term                                (21,800)          15,942
     ----------------------------------------------       -------------    -------------
     Net cash provided (used) by financing                    $(24,554)       $  22,440
     activities                                           -------------    -------------

     Net increase (decrease) in cash and                      $(25,579)       $  58,938
     equivalents                                          -------------    -------------

     Cash at beginning of year - January 1                      34,751          (24,187)
                                                          -------------    -------------
     Cash at end of year - December 31                        $  9,172        $  34,751
                                                          =============    =============


          The notes are an integral part of these financial statements



                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                        SUPPORTING SCHEDULE TO CASH FLOW
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND 1994


                                                               1995                    1994
                                                          -------------           -------------

 REVENUE RECEIVED
     Revenue earned (Note 2)                                $3,053,579              $3,482,947
     Accounts receivable - January 1                           106,623                 144,366
     Accounts receivable - December 31                         (85,032)               (103,623)
     (Increase) decrease in inventory                          (44,751)                187,753
     -----------------------------------------------      -------------           -------------
     Total adjustments                                      $3,027,419              $3,711,443
                                                          -------------           -------------

REVENUE PAID OUT
     Cash paid to suppliers and employees                   $3,185,601              $3,585,917
     Increase (decrease) in prepaid expenses                     4,964                  (3,976)
     (Increase) decrease in accounts payable                  (186,896)                 54,995
     (Increase) decrease in payroll taxes payable               (2,664)                  5,416
     (Increase) decrease in sales tax payable                    9,455                  (3,037)
     (Increase) decrease in accrued interest                    (7,379)                 (2,176)
     -----------------------------------------------      -------------           -------------
     Total changes in current assets and liabilities        $3,003,081              $3,637,139
                                                          -------------           -------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Revenue received                                       $3,027,419              $3,711,443
     Revenue paid out                                       (3,003,081)             (3,637,139)
     Other (income) expense                                      1,020                    (954)
     ----------------------------------------------       -------------           -------------
     Net cash provided (used) by operating                    $ 25,358              $   73,350
     activities                                           -------------           -------------


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                 APRIL 18, 1996


NOTE 1 - ACCOUNTING POLICIES

a) OPERATIONS AND ORGANIZATION: Elite Computer Services, Inc. was organized in November of 1986 under the laws of the state of Georgia as a full service computer sales and service company providing hardware and software and professional computer consultation and repair services to individual, commercial, industrial and governmental customers.

b) OPERATING CYCLE: Assets and liabilities related to sales, if they remain incomplete, uncollected or unpaid at year end, are included in the current assets (accounts receivable and inventory) and current liabilities (accounts payable and customer deposits) in the accompanying statement of financial position. All other assets and liabilities related to sales are not included in the current assets and current liabilities in the accompanying statement of financial position as they are liquidated in the normal course of contract completion, which is less than one year

c) ADVERTISING COSTS: Advertising costs are expensed as incurred with prepaid advertising costs (if any) being reported as assets in the balance sheet.

d) ALLOWANCES: Allowances for doubtful accounts have been estimated and are reported as a reduction in revenue (Note 2).

e) CAPITALIZED INTEREST: No interest has been capitalized by the company during the period ending December 31, 1995 and 1994. All interest incurred has been charged to interest expense.

f) PROPERTY AND EQUIPMENT: Property and equipment is carried at cost. Expenditures for maintenance and repairs that do not significantly extend the useful lives of the assets are expensed as incurred, while major replacements and betterments are capitalized. Leasehold improvements, if any, are depreciated over the life of the lease. Depreciation of equipment and leasehold improvements is computed by the straight-line method over estimated useful lives as follows:

        CLASSIFICATION                       METHOD        DEPRECIATION PERIOD
        ------------------------------    -------------    -------------------
        Office furniture and equipment    straight-line          7 years
        Leasehold improvements            straight-line          3 years

g) BOOK VALUE PER SHARE: Book value per share of common stock is determined by dividing the weighted average number of shares of common stock outstanding during the period into stockholder's equity.

          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1995


h) INCOME TAXES: The company is a subchapter-S corporation and all gains and loses are passed through to the individual stockholders. There are no operating loss or tax credit carryforwards for tax purposes.

i) INVENTORIES: Inventories are valued at the lower of cost or market. Cost of inventories is measured on the FIFO (First In, First Out) method.

j) CASH AND CASH EQUIVALENTS: Short-term highly-liquid investments with current maturities of 90 days or less are treated as cash equivalents.

k) NET INCOME PER SHARE: Net income per share of common stock is determined by dividing the weighted average number of shares of common stock outstanding during the period into net income.



NOTE 2 - REVENUE EARNED
                                                        1995                 1994
                                                    -----------         ------------

          Sales                                     $3,068,838           $3,495,175

          Less:  discounts and allowances              (15,259)             (12,228)
          -----------------------------------------------------         ------------
          Net earned revenue                        $3,053,579           $3,482,947



NOTE 3 - COST OF REVENUE EARNED

                                                        1995                 1994
                                                    -----------         ------------

          Purchases                                 $2,600,046            3,072,937

          Delivery and freight charges                  18,491               14,585

          Credit card fees                               5,772                6,811
          -----------------------------------------------------         ------------
          Total cost of revenue                     $2,624,309           $3,094,333


NOTE 4 - SELLING EXPENSE

                                                        1995                 1994
                                                    -----------         ------------

          Salaries, wages and payroll taxes         $  179,651           $  175,384

          Advertising                                   45,413               32,198

          Expendable tools and service supplies            486                3,224

          Travel and entertainment                         873                2,024
          -----------------------------------------------------         ------------
          Total selling expense                     $  226,423           $  212,830



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1995


NOTE 5 - GENERAL AND ADMINISTRATIVE EXPENSE

                                                        1995            1994
                                                      --------        --------

          Salaries, wages and payroll taxes           $144,476        $ 89,703

          Vehicle expense                               10,678           7,637

          Office expense                                11,730           8,058

          Taxes and licenses                             9,477          15,604

          Employee benefits                             20,582          17,247

          Insurance                                      9,546           8,007

          Lease payments and equipment rentals          25,200          22,653

          Legal and accounting fees                      4,440          14,782

          Maintenance and repair                         1,362              35

          Rent                                          43,186          46,045

          Utilities and telephone                       23,237          20,794

          Depreciation                                  13,034          17,497
          -----------------------------------------------------       ---------
          Total general and administrative expense    $316,948        $268,062


NOTE 6 - LEASE OBLIGATIONS

     The Company leases retail and office space, various pieces of equipment and vehicles used by the company in its operations. All leases are operating leases. The following chart illustrates the minimum future rental payments.


                            OPERATING LEASES
               SCHEDULE OF MINIMUM FUTURE RENTAL PAYMENTS
          ---------------------------------------------------------------------
          YEAR ENDED DECEMBER 31                   AT 12/31/95      AT 12/31/94
          ----------------------------------------------------      -----------
                 1994                                    N/A          $18,921
                 1995                                $215,755          16,430
                 1996                                 161,987           7,480
                 1997                                 112,480           2,066
                 1998                                  66,321               0
                 1999                                  28,840               0
                 After 1999                                 0               0
            ----------------------------------------------------    -----------
          Total minimum future rental payments       $585,383         $44,897



          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                             DECEMBER 31, 1995


NOTE 7 - LOANS FROM SHAREHOLDERS AND LONG TERM OBLIGATIONS

     The Company has received a series of loans from George and Patricia Seling who are employees, stockholders, officers and directors of the Company. The loans are demand noted notes, bear no convertibility options, and are reported on the balance sheet as a long-term liability. Interest expense on the notes is reported as interest expense in the financial statements and accrued as a current liability if not paid during the year. Details regarding these loans are illustrated in the following chart.


         LOANS MADE TO THE COMPANY BY GEORGE AND PATRICIA SELING AT 12/31/94
     -------------------------------------------------------------------------------------------------------
                                                                   BALANCE AT    BALANCE AT    1994 INTEREST
     DATE MADE      AMOUNT         MATURITY       INTEREST RATE       1/01/94      12/31/94       EXPENSE
     -------------------------------------------------------------------------------------------------------
      5/15/89      $19,500        On demand            8.00%        $ 2,568       $     0       $    16
      8/3/89        48,000        On demand           10.50%         48,000        48,000         5,040
      12/13/94      40,338        On demand            8.00%              0        40,338             0
     -------------------------------------------------------------------------------------------------------
     Total                                                          $50,568       $88,338       $ 5,056



         LOANS MADE TO THE COMPANY BY GEORGE AND PATRICIA SELING AT 12/31/95
     -------------------------------------------------------------------------------------------------------
                                                                   BALANCE AT    BALANCE AT    1995 INTEREST
     DATE MADE      AMOUNT         MATURITY       INTEREST RATE       1/01/95      12/31/95       EXPENSE
     -------------------------------------------------------------------------------------------------------
      8/3/89       $48,000        On demand           10.50%        $48,000       $48,000       $ 5,040
      12/13/94      40,338        On demand            8.00%         40,338        40,338         3,227
     -------------------------------------------------------------------------------------------------------
     Total                                                          $88,338       $88,338       $ 8,267



     The Company received a loan from Commercial Bank of Georgia in the amount of $278,000 on March 3, 1992 that carries an interest rate of 8.50%. The interest rate is adjusted up or down on a monthly basis to a rate equal to the "Prime Rate" as published in the Wall Street Journal on the first day of the each calendar month, plus two percent. the principal and interest payments are due in installments of $3,447.20 per month with the final installment being due on April 2, 2002. The debt is collaterized by real estate (personal residence) owned by George and Patricia Seling and is reported as:

                                          AT 12/31/95           AT 12/31/94
                                        ---------------       ---------------

  Current portion of long-term debt        $ 21,827              $ 21,828
  Long-term debt                            179,058               200,885
  -----------------------------------------------------       ---------------
  Total                                    $200,885              $222,713


          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1995


NOTE 7 - LOANS FROM SHAREHOLDERS AND LONG TERM OBLIGATIONS

     Scheduled maturities during the years 1996 to 2000 on the above referenced long-term debt is summarized as follows:


          YEAR                                      MATURITY
          -----------------------------------------------------
          1995                                     $ 21,828
          1996                                       21,827
          1997                                       24,703
          1998                                       27,957
          1999                                       31,640
          2000                                       35,809
          -----------------------------------------------------
          Total                                    $163,764


NOTE 8 - RELATED PARTY TRANSACTIONS

     From time to time related parties, primarily employees, stockholders, directors and officers, make purchases of computer products from the Company, and the Company may extend credit for such purchases. These transactions may not be consummated on terms equivalent to those that prevail on arm's-length transactions. At December 31, 1995 and 1994, there were no accounts receivable due from stockholders, directors, officers or employees of the Company.

     From time to time the Company makes advances and loans to its employees, officers and directors. At December 31, 1995 and 1994, there were no notes receivable from any employees, officers or directors of the Company.

     George and Patricia Seling, who are employees, stockholders, officers and directors of the Company, have made personal loans to, and have personally guaranteed or provided personally owned collateral to guarantee obligations of the Company (see Note 5).


NOTE 9 - SUBSEQUENT EVENTS

     At December 31, 1995, all of the issued and outstanding shares of the Company's common stock belonged to members of the Seling family. On January 5, 1996, the Company's Articles of Incorporation were amended to raise the authorized number of shares of common stock from 1,000 shares of common stock with no par value per share to 20,000,000 shares of common stick with no par value per share. On that same date, a stock dividend was declared of

          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1995


     12,037.523 shares of the Company's common stock for each share of the Company's common stock then owned by the Company's shareholders. This raised the number of issued and outstanding shares of the Company's common stock to 1,500,000 shares of common stick with no par value per share. On January 26, 1996, 75,000 shares of the Company's common stock were transferred from current shareholders to Timothy Tisdale, a key employee.

     On January 26, 1996, the Company issued a Private Placement Memorandum offering for sale, in private transactions, up to 500,000 shares of the Company's common stock with no par value per share at an offering price of $2.00 per share. On April 18, 1996, the Company completed the sale of 112,500 shares of its common stock to KOM International Incorporated for $225,000 in cash and paid $29,250 in commissions and expense reimbursements on the sale.

     On January 26, 1996, the Company entered in an Agreement and Plan of Merger with Abcor Computer Services, Inc., a Georgia corporation and a wholly owned subsidiary of Abcor Products, Inc., a Florida corporation with in excess of 500 shareholders. Abcor Computer Services, Inc's Articles of Incorporation authorize 20,000,000 shares of common stock with a par value of $.001, of which 201,563 had been issued and outstanding at January 25, 1996. As a result of the merger, which for accounting purposes has been classed as a purchase, the following events, among other things, occurred:

     1) Abcor Computer services, Inc. acquired all existing rights and assets of the Company at April 18, 1996;

     2) Abcor Computer Services, Inc. assumed all existing obligations and liabilities of the Company at April 18, 1996.

     3) Abcor Computer Services, Inc. issued the Company's shareholders as of April 18, 1996, one share of its common stock for each share of the Company's common stock owned by the shareholder;

     4) Abcor Products, Inc., the parent company of Abcor Computer Products, Inc., approved the distribution of its shares in Abcor Computer Services, Inc. to its individual shareholders on a pro-rata basis;

     5) Abcor Computer Services, Inc. issued 201,562 shares of the newly-merged corporation's common stock to Corporate Investor Relations, Inc. as consideration for consulting services;

     6) The sole director and officer of Abcor Computer Services, Inc. elected the Company's directors and officers to similar positions within Abcor Computer Services, Inc., and resigned effective immediately after such action.

          The notes are an integral part of these financial statements

                         ELITE COMPUTER SERVICES, INC.
                               (AN S CORPORATION)
                          NOTES TO FINANCIAL STATEMENT
                                DECEMBER 31, 1995


     7) Abcor Computer Services, Inc. began taking the steps to have its common stock listed on the National Association of Securities Dealers
          (NASD) Automated Bulletin Board;

     8) Abcor Computer Services, Inc. began taking steps to cause it to be listed with either Standard and Poor's or Moody's in their Acclerated Corporate report;

     9) Abcor Computer Services, Inc. began taking steps to file a Form 10 Registration Statement with the Securities and Exchange Commission of the United States;

     10) Abcor Computer Services, Inc. filed a name change with the Georgia Secretary of State's office to legally change its name to Elite Computer Services, Inc., which was approved due course; and

     11)  the Company ceased to exist as a separate entity.

     On July 16, 1996, under the Company's Private Placement Memorandum dated January 26, 1996, the newly merged corporation sold 5,000 shares of its common stock to an individual investor for $10,000 in cash and paid $1,300 in commissions and expense reimbursements on the sale. At that time, the newly merged corporation also issued 625 shares of its common stock to Corporate Investor Relations, Inc. for consulting services, and, pursuant to anti-dilution provisions of the merger agreement, 625 shares of its common stock to the shareholders of Abcor Products, Inc.


          The notes are an integral part of these financial statements